Lincoln National Convertible
Securities Fund, Inc.

Form N-SAR Item 77(C)


At a special meeting of shareholders
held on June 2, 2005 and reconvened
on June 16, 2005, the Fund's
shareholders voted to approve the
item set forth below.


Proposal



Proposal 1:
To approve the Agreement and Plan of
Acquisition between the Fund and
Delaware Group Equity Funds V, on
behalf of Delaware Dividend Income
Fund ("Dividend Income Fund"), which
provides for: (i) the acquisition by
Dividend Income Fund of
substantially all of the assets of
the Fund in exchange solely for
Class A shares of Dividend Income
Fund; (ii) the pro rata distribution
of the Class A shares of Dividend
Income Fund to the shareholders of
the Fund; and (iii) the liquidation
and dissolution of the Fund

For				3,007,670
Against			87,728
Abstain			51,042